1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date January 7, 2011	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Continuing Connected Transaction

Financial Services Agreement with Yankuang Group Finance

Financial Services Agreement

On 7 January 2011, the Company has entered into the Financial Services Agreement with Yankuang Group Finance. Pursuant to the Financial Services Agreement, Yankuang Group Finance has agreed to provide deposit services, loan services and miscellaneous financial services to Yankuang Group and the Group in accordance with the terms and conditions set out in the Financial Services Agreement. Yankuang Group Finance is a non-banking financial institution duly established with the approval of the CBRC and is a professional institution engaging in corporate financial services.

Implication of the Hong Kong Listing Rules

Yankuang Group is a controlling shareholder of the Company holding approximately 52.86% of the issued share capital of the Company. As Yankuang Group holds 70% equity interest in Yankuang Group Finance, Yankuang Group Finance is an associate of Yankuang Group and therefore a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14 of the Hong Kong Listing Rules.

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules for deposit services under the Financial Services Agreement are less than 5%, the deposit services to be provided by Yankuang Group Finance to the Group are subject to the reporting and announcement requirements under Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules but are exempt from the independent shareholders’ approval requirement under Rule 14A.48 of the Hong Kong Listing Rules.

As loan services to be provided by Yankuang Group Finance to the Group are on normal commercial terms similar or more favourable than those offered by independent commercial banks for the provision of comparable services in the PRC and are for the benefit of the Group, and no security over the assets of the Company is granted in respect of such loan, the loan services to be provided by Yankuang Group Finance to the Group under the Financial Services Agreement are exempt from all reporting, announcement and independent shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules.

In respect of the provision of miscellaneous financial services by Yankuang Group Finance to the Group, the Company expects that the total fees payable to Yankuang Group Finance by the Group in 2011 would not exceed RMB28.54 million (equivalent to approximately HK$33.443 million) as of 31 December 2011. As each of the percentage ratios (if applicable) will be below the de minimis threshold set out in Rule 14A.33 of the Hong Kong Listing Rules, the provision of miscellaneous financial services by Yankuang Group Finance to the Group will be exempt from the reporting, announcement and independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Introduction

On 7 January 2011, the Company has entered into the Financial Services Agreement with Yankuang Group Finance. Pursuant to the Financial Services Agreement, Yankuang Group Finance has agreed to provide deposit services, loan services and miscellaneous financial services to Yankuang Group and the Group in accordance with the terms and conditions set out in the Financial Services Agreement. Yankuang Group Finance is a non-banking financial institution legally established with the approval of the CBRC and is a professional institution engaging in corporate financial services.

The Group utilizes the services of Yankuang Group Finance on a voluntary, non-exclusive basis and is not under any obligations to engage Yankuang Group Finance for any particular service. Yankuang Group Finance is merely one of a number of financial institutions providing financial services to the Group.

Financial Services Agreement

Date

7 January 2011

Parties

(1) the Company; and

(2) Yankuang Group Finance

Effective Date and Term

The Financial Services Agreement shall become effective on the execution date of the Financial Services Agreement by the legal representatives or authorized representatives of the parties and remain valid until 31 December 2011.

Major Terms

1.	Pursuant to the Financial Services Agreement, the Group has the right to choose the financial institution for financial services and decide the financial institution for deposit services and loan services as well as the amounts with reference to its own business needs.

2.	Yankuang Group Finance regards the Group as its important customer and undertakes that the terms for the provision of financial services to the Group at any time shall be no less favorable than the same type of financial services provided by the Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China and China Construction Bank (“Major Commercial Banks in the PRC”)

3.	Yankuang Group Finance shall provide the following financial services to the Group in accordance with the above service principles:

(1)	Deposit Services

(a)	the interest rate for the deposit of the Group with Yankuang Group Finance shall be no less than the interest rate for the same kind of deposit announced by the People’s Bank of China for the same period, shall be no less than the interest rate for the same kind of deposit offered by the Major Commercial Banks in PRC for the same period and no less than that the interest rate for the same kind of deposit made by other group members of Yankuang Group in Yankuang Group Finance for the same period;

(b)	the maximum daily balance (including accrued interests) of the Group on the settlement account in Yankuang Group Finance shall not exceed RMB1.4 billion (equivalent to approximately HK$1.64 billion) in 2011.

(2)	Loan Services

(a)	the interest rate for the loan to be provided by Yankuang Group Finance to the Group shall not exceed the interest rate for the same class of loan provided by the Major Commercial Banks in the PRC to the Group for the same period;

(b)	Yankuang Group Finance shall provide the loan to the Group on normal commercial terms and no security is to be granted by the Company over its assets;

(c)	Yankuang Group Finance shall provide a credit facility limit of RMB1 billion (equivalent to approximately HK$1.17 billion) (including accrued interests) to the Group;

(d)	Yankuang Group Finance shall provide discounted note services to the Group and the annual charge for discounted note shall not exceed RMB20.94 million (equivalent to approximately HK$24.538 million).

(3)	Miscellaneous Financial Services

(a)	Miscellaneous financial services include:

(i)	settlement service: the Company opens a settlement account in Yankuang Group Finance, and Yankuang Group Finance will provide payment and receipt services as well as other ancillary services related to settlement services to the Group;

(ii)	entrusted loans and entrusted investment services: Yankuang Group Finance can provide entrusted loans and entrusted investment services in accordance with the Group’s entrustment (the provision of such services is subject to completion of the relevant approval procedures in relation to connected transactions);

(iii)	security service: Yankuang Group Finance can provide guarantee for the Group’s financing, and tender and auction activities to the extent permitted by the relevant financial regulatory regulations;

(iv)	bill acceptance services, financial and financing consultation, credit certification and relevant consultation and agency services;

(v)	other businesses approved by the CBRC.

(b)	the fees charged by Yankuang Group Finance for the provision of aforesaid miscellaneous financial services to the Group shall be in accordance with the relevant benchmark rates determined by the People’s Bank of China or the CBRC (if any). In addition, such fees shall not exceed those charged by the Major Commercial Banks in the PRC for provision of same kind of financial services to the Group;

(4)	Total fees for the aforesaid discounted note services and other financial services such as settlement services: the annual cap for 2011 is RMB28.54 million (equivalent to approximately HK$33.443 million).

Internal Control Procedures and Corporate Governance Measures

To secure the shareholders’ interests, the Group will adopt the following internal control procedures and corporate governance measures:

1.	Yankuang Group Finance will ensure the stable operation of its fund management system to safeguard the funds;

2.	Yankuang Group Finance will ensure that it is in strict compliance with the risk monitoring indicators for financial institutions issued by the CBRC and that its major regulatory indicators such as gearing ratio and liquidity ratio will also comply with the requirements of the CBRC and other relevant PRC laws, regulations and regulatory documents;

3.	Yankuang Group Finance shall not make investment with the Group’s deposits (other than purchasing government bonds);

4.	copies of the regulatory reports that Yankuang Group Finance submits to the CBRC and other relevant regulatory authorities will be provided to the Group at the same time;

5.	financial statements of Yankuang Group Finance for each month will be provided to the Group within ten working days of the following month;

6.	the Group has the right to review and obtain the relevant documents such as account books, financial statements and audit reports of Yankuang Group Finance in accordance with the Company Law of the PRC and the articles of association of Yankuang Group Financial; and

7.	the Group shall be notified immediately on the occurrence of circumstances that may cause harms to the security of the Group’s deposits or on the occurrence of any other circumstances that may jeopardize the security of the Group’s deposits. The Group has the right to withdraw all deposits.

The Board considers that the above internal control procedures and corporate governance measures proposed to be adopted by the Company in respect of the continuing connected transactions are appropriate and that the procedures and measures will give sufficient assurance to the shareholders that the continuing connected transactions will be appropriately monitored by the Company.

Reasons and Benefits for the Financial Services Agreement

The reasons for the Company to enter into the Financial Services Agreement with Yankuang Group Finance are as follows:

1.	the rates for the fees charged by the Yankuang Group Finance for the deposit services, loan services and miscellaneous financial services to be provided to the Group is equal to or more favourable than those charged by the Major Commercial Banks in the PRC for the same kind of financial services provided to the Group and no less favourable than those for the same kind of services provided to other members by Yankuang Group Finance;

2.	Yankuang Group Finance is governed by the CBRC and the People’s Bank of China and provide services within its approved scope in accordance with its operational requirements; and the scope of customers of Yankuang Group Finance is limited to members of Yankuang Group and members of the Group, therefore risks associated with Yankuang Group Finance is insignificant;

3.	The Company directly holds 25% equity interest of Yankuang Group Finance, which allows it to benefit from the profits of Yankuang Group Finance.

This transaction facilitates the Group to optimize its financial management, increase the efficiency of fund utilization, and reduce the cost of financing and the financing risks. It will not be detrimental to the interests of the Company and will not affect the independency of the Company.

Proposed Cap and Reasons

Deposit Services

The Board, having considered (1) the future business development plan and financial requirements of the Group; and (2) the estimated future cash flow of the Group, proposed that the maximum daily deposit balance (including the corresponding accrued interests) of the Group under the Financial Services Agreement in the settlement account with Yankuang Group Finance shall not exceed RMB1.4 billion (equivalent to approximately HK$1.64 billion) in 2011.

Loan Services

Pursuant to the Financial Services Agreement, the loan services to be provided by Yankuang Group Finance to the Group are on normal commercial terms, and no security over the assets of the Company is to be granted in respect of such loan. Therefore, loan services are exempt continuing connected transactions under Rule 14A.65(4) of the Hong Kong Listing Rules, and no annual cap is required to be set in this regard.

Miscellaneous Financial Services

The Company expects that the total fees payable to Yankuang Group Finance by the Group in 2011 would not exceed RMB28.54 million (equivalent to approximately HK$33.443 million) as of 31 December 2011. As each of the percentage ratios (if applicable) will be below the de minimis threshold set out in Rule 14A.33 of the Hong Kong Listing Rules, the provision of miscellaneous financial services by Yankuang Group Finance to the Group will be exempt from the reporting, announcement and independent shareholders’ approval requirements under the Hong Kong Listing Rules, and no annual cap is required to be set in this regard.

General

The Company approved the Financial Services Agreement and the transactions contemplated thereunder in the fourteenth meeting of the fourth session of the Board held on 23 April 2010.

At the aforesaid board meeting, Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Shi Xuerang and Mr. Chen Changchun, being the directors of the Company, are also senior management of Yankuang Group, whom may be deemed to have material interests in the transactions contemplated under the Financial Services Agreement. Therefore, they have abstained from voting at the meeting of the Board convened for the purpose of approving such transactions. Save as disclosed above, none of the Directors has a material interest in such transactions.

The Directors (including independent non-executive Directors) consider that the Financial Services Agreement has been negotiated on arm’s length basis and is on normal commercial terms. The terms of the Financial Services Agreement, the transactions contemplated thereunder, the proposed cap of the daily deposit balance (including the corresponding accrued interests) and the related financial services charges are also fair and reasonable and are in the interests of the Company and the shareholders as a whole.

Implication of the Hong Kong Listing Rules

Yankuang Group is a controlling shareholder of the Company holding approximately 52.86% of the issued share capital of the Company. As Yankuang Group holds 70% equity interest in Yankuang Group Finance, Yankuang Group Finance is an associate of Yankuang Group and therefore a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14 of the Hong Kong Listing Rules.

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules for deposit services under the Financial Services Agreement are less than 5%, the deposit services to be provided by Yankuang Group Finance to the Group are subject to the reporting and announcement requirements under Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules but are exempt from the independent shareholders’ approval requirement under Rule 14A.48 of the Hong Kong Listing Rules.

As loan services to be provided by Yankuang Group Finance to the Group are on normal commercial terms similar or more favourable than those offered by independent commercial banks for the provision of comparable services in the PRC and are for the benefit of the Group, and no security over the assets of the Company is granted in respect of such loan, the loan service to be provided by Yankuang Group Finance to the Group under the Financial Services Agreement are exempt all reporting, announcement and independent shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules.

In respect of the provision of miscellaneous financial services by Yankuang Group Finance to the Group, the Company expects that the total fees payable to Yankuang Group Finance by the Group in 2011 would not exceed RMB28.54 million’ (equivalent to approximately HK$33.443 million) as of 31 December 2011. As each of the percentage ratios (if applicable) is below the de minimis threshold set out in Rule 14A.33 of the Hong Kong Listing Rules, the provision of miscellaneous financial services by Yankuang Group Finance to the Group will be exempt from the reporting, announcement and independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Information of the parties

The Company

The Company is principally engaged in the business of exploitation, washing, processing and sales of coal, coal chemicals, power generation and supply of heat. The Company’s products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

Yankuang Group Finance

The business scope of Yankuang Group Finance includes provision of finance services and financing consultancy services, credit verification and related consultancy and agency services to member companies; provision of assistance to member companies in payment and receipt of transaction proceeds; provision of approved insurance agency services; provision of guarantees to member companies; provision of draft acceptance and discounting services to member companies; provision of intra-group transfer and settlement services to member companies and planning of clearing and settlement scheme; provision of deposit services to member companies; provision of counterpart loans.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings set out below:

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“associate”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Board”	the board of Directors;

“CBRC”	China Banking Regulatory Commission;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, and the H Shares, American depositary shares and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively;

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Director(s)”	the director(s) of the Company;

“Financial Services Agreement”	the financial services agreement of Yankuang Group Finance and the Company entered into between the Company and Yankuang Group Finance on 7 January 2011;

“Group”	the Company and its subsidiaries;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“HK$”	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“PRC”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Yankuang Group”	Yankuang Group Corporation Limited, a wholly State-owned corporation and the controlling shareholder holding approximately 52.86% of the total issued share capital of the Company;

“Yankuang Group Finance”	Yankuang Group Finance Co., Ltd., a limited liability company incorporated in the PRC, which is owned as to 70%, 25% and 5% by Yankuang Group, the Company and China Credit Trust Co., Ltd. respectively. Yankuang Group Finance is a non-banking financial institution legally established with the approval of the CBRC and is a professional institution engaging in corporate financial services;

“%”	Percentage

Note: Amounts in Hong Kong dollars have been translated from Renminbi for the convenience of the readers only. And unless otherwise indicated, the translation has been made at the rate of HK$1.00 = RMB0.85338 for the purpose of illustration only. The Company makes no representation that any amount of Renminbi has been, could have been or may be exchanged into Hong Kong dollars.

By order of the Board
Yanzhou Coal Mining Company Limited Li Weimin
Chairman

Zoucheng, Shandong Province, the PRC

7 January 2011

As at the date of this announcement, the Directors are Mr. Li Weimin, Mr. Wang Xin, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC